METROPOLITAN SERIES FUND

AMENDMENT NO. 3 TO THE INVESTMENT SUBADVISORY AGREEMENT

(Western Asset Management Strategic Bond Opportunities Portfolio)

This Amendment No. 3 to the Investment Subadvisory Agreement (the “Agreement”) dated May 1, 2006, as amended November 19, 2009 and January 1, 2012, by and between MetLife Advisers, LLC, (the “Adviser”), and Western Asset Management Company (the “Subadviser”) with respect to the Western Asset Management Strategic Bond Opportunities Portfolio, is entered into effective the 1st of May, 2016.

WHEREAS, the Agreement provides for the Subadviser to provide certain investment advisory services for the Adviser, for which the Subadviser is to receive agreed upon fees; and

WHEREAS, the parties with to amend certain provisions of the Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual promises, representations, and warranties made herein, covenants and agreements hereinafter contained, and, for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. Schedule A of the Agreement is amended in whole to read as follows:

Percentage of average daily net assets
Western Asset Management Strategic Bond Opportunities Portfolio

0.300% of the first $100 million of such assets plus

0.200% of such assets over $100 million

0.175% of such assets over $500 million

0.150% of such assets over $1 billion

0.125% of such assets over $2 billion

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the 1st day of May, 2016.

METLIFE ADVISERS, LLC		WESTERN ASSET MANAGEMENT COMPANY

By:	/s/ Peter H. Duffy	By:	/s/ Michael A. Van Raaphorst
	Peter H. Duffy	Name:	Michael A. Van Raaphorst
	Senior Vice President	Title:	Head of New York Operations/Client
Service/Marketing